EXHIBIT 3.4

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

DEBT RESOLVE, INC.
(a Delaware Corporation)

The undersigned, James D. Burchetta, hereby certifies that:

1. He is the Co-Chairman of the Board, President and Chief Executive Officer of Debt Resolve, Inc. (the “Corporation”), a Delaware corporation, and is duly authorized by the unanimous written consent of the Board of Directors of the Corporation to execute this instrument.

2. The present name of the Corporation is “Debt Resolve, Inc.” The Corporation filed its Certificate of Incorporation under the name “Lombardia Acquisition Corp.” with the Secretary of State of the State of Delaware on April 21, 1997, and filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware on May 7, 2003 and August 16, 2006.

3. This Certificate of Amendment of the Certificate of Incorporation of the Corporation was duly approved by the Corporation’s Board of Directors and duly adopted by written consent of a majority of the stockholders of the Corporation in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4. Article IV, “Authorized Capital Stock,” of the Certificate of Incorporation of the Corporation is hereby amended to add a second paragraph thereto to read as follows:

Effective upon the filing by the Secretary of State of the State of Delaware of this Amendment to the Certificate of Incorporation (the “Effective Time”), each ten shares of Common Stock of the Corporation, par value $.001 per share (the “Existing Common”), issued and outstanding or reserved for issuance or held in treasury shall automatically, and without any action by the holder thereof, be changed and reclassified into one share of Common Stock of the Corporation, par value $.001 per share (the “New Common”), and each certificate which prior to the Effective Time represented ten shares of the Existing Common shall, from and after the Effective Time, be deemed to represent one share of the New Common.

No fractional shares of New Common will be issued but, in lieu thereof, each holder of shares of Existing Common who would otherwise be entitled to a fraction of a share of New Common (by virtue of holding a number of shares of Existing Common not evenly divisible by ten or by virtue of holding fewer than ten shares of Existing Common prior to the Effective Date), upon surrender of their certificates for Existing Common (and after aggregating all fractional shares of New Common to be received by such holder), shall receive the number of shares of New Common which such holder would otherwise be entitled to receive, rounded up to the next number of whole shares of New Common. Notwithstanding the foregoing, the authorized capital of the Corporation shall remain as stated in the first paragraph of this Article IV.

5. This Amendment to the Certificate of Incorporation of the Corporation has been duly executed in accordance with Section 103 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be executed this 24th day of August 2006.

By:	/s/ James D. Burchetta
James D. Burchetta Co-Chairman of the Board, President and Chief Executive Officer